Lucy’s Water World Inc
No. 39 Shuangyu St, Houshayu, Shunyi District
Arcadia Villa # 707, Beijing, China 101318
775-851-7397 or 775-201-8331 fax

United States Security & Exchange Commission Division of Corporate Finance Attn: Reid Hooper 100 F Street, N.E. Washington, DC 20549	February 23, 2012

Re:
Lucy’s Water World Inc.
Registration statement on Form S-1A2
File No: 333-179012

Enclosed is our response to your comments of February 9, 2012.  Attached you will also find a copy of the “redlined” amendment for comparison purposes.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact us directly at 775-851-7397 or fax any response to 775-201-8331 or email to Jsmith@howtogopublic.net.

Sincerely;

s/s Corey Chiu
Corey Chiu
President

February 9, 2012

Via E-mail

Corey Chiu
President, Director
Lucy’s Water World, Inc.
No. 39 Shuangyu St, Houshayu, Shunyi District Arcadia Villa #707
Beijing, China 101318

Re: Lucy’s Water World, Inc.
       Amendment No. 1 to Registration Statement on Form S-1
       Filed January 24, 2012
       File No. 333-179012

Dear Mr. Chiu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.
Please revise your disclosure to identify your selling shareholders as underwriters throughout your prospectus. We believe that because, as you disclose on page 4, your company is a shell company, any selling shareholders reselling their shares in a registered offering are considered underwriters. Please reference SEC Release 33-8869 (2007). The Release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in a shell company’s securities. As a result, because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering.

Response:  revised

Corey Chiu
Lucy’s Water World, Inc.
February 9, 2012

2.
We note that a Mr. Charles Smith signed your Articles of Incorporation filed as Exhibit 3.1 to the Form S-1. Please discuss your relationship with Mr. Smith and, if applicable, identify Mr. Smith as a promoter as that term is defined in Rule 405 of Regulation C. Please also consider whether disclosure pursuant to Items 401(g) and 404(c) of Regulation S-K is applicable to Mr. Smith.

Response: Mr. Smith is our resident agent in Nevada and has nothing to do with the company or its operations.

3.	Please confirm that you have no plans or intentions to merge this company with an operating company.

Response:  revised

Prospectus Cover Page

4.
Please revise to prominently identify the company as a shell company and caution investors as to the highly illiquid nature of an investment in the company’s shares. Revise your disclosure throughout your prospectus, including providing appropriate risk factor disclosure, to make clear that resales are not permitted under Rule 144(i) until 12 months after the company is no longer considered a shell company.

Response: revised

Prospectus Summary, page 2

5.
Revise your disclosure to discuss why the company is becoming a reporting company in light of your disclosure that the proceeds from the underlying Regulation S offering did not result in funds necessary to begin business operations, pay the costs of the offering, and meet the costs of legal reporting requirements.

Response: revised

Overview, page 2

Corey Chiu
Lucy’s Water World, Inc.
February 9, 2012

6.	Revise your disclosure in this section to provide a brief description of your proposed business plan. We note your disclosure in the “Overview” section is incomplete.

Response: revised

7.	Product and Services Offered, page 2

8.	Please clarify the purpose and significance of the picture on pages 2 and 16.

Response: the pictures have no real purpose and have been deleted

9.	Please revise your disclosure in the prospectus to state that your common stock will be quoted on the OTCBB, rather than listed.

Response: revised

Because we have nominal assets and no significant revenue, we are considered a “shell  company”..., page 4

10.
We note your disclosure that you have a verbal agreement with your founder to provide funding on an as needed basis. Please identify your founder. Please also revise to discuss the terms of this verbal agreement. For example, explain if there is a minimum or maximum amount that you have agreed upon with your founder for funding purposes.

Response: revised

The Offering, page 4

10.	Revise to disclose that you are offering 100% of your outstanding shares held by non-affiliates for resale pursuant to this registration statement.

Response: revised

Corey Chiu
Lucy’s Water World, Inc.
February 9, 2012

11.	Revise your disclosure related to the “Termination of the Offering” to discuss the resale restrictions imposed by Rule 144(i).

Response: revised

Risk Factors, page 5

12.	Please include risk factor disclosure discussing that your independent auditor has expressed substantial doubt as to your ability to continue as a going concern.

Response: revised

Because company’s headquarters are located in Beijing..., page 9

13.
We note your headquarters are located in China and your business plan initially focuses on providing your swimming programs to children in China. In addition, we note your disclosure that you plan to license and copyright your swimming programs to other schools and business partners. Please provide appropriate disclosure here and in your business section discussing the risks of doing business or conducting operations in China. For example, discuss risks or uncertainties for acquiring any necessary permits or licenses, challenges to protecting intellectual property and regulations affecting foreign-based businesses operating in China.

Response: revised

Our Articles of Incorporation provide for indemnification of officers and directors..., page 9

14.
Please revise this risk factor so that your disclosure is clear that your Bylaws, filed as Exhibit 26.2, provide for indemnification of your officers and directors, rather than your Articles of Incorporation.

Response: revised

Item 7: Selling Security Holders, page 10

15.
Please clarify your reference on page 11 to “the exemption from the registration under the Securities Act provided by section 3(b) of the Securities Act.” Section 3 of the Securities Act relates to exempted securities, rather than exempted transactions.

Response: revised

Description of Securities to be Registered, page 14

16.	Please disclose when, and if, you anticipate collecting on the $36,201 still outstanding pursuant to the $50,000 worth of common shares sold to your founders.

Response: disclosed

Description of Business, page 15

Corey Chiu
Lucy’s Water World, Inc.
February 9, 2012

17.
We note your disclosure that you are only beginning to form your company and develop your business plan. Yet, your website located at www.lucyww.com, appears to suggest you have already begun operations and are currently utilizing your swimming programs at certain hotels and pools in China. Please advise.

Response: this is a newly formed company in the state of Nevada formed to help market the current products being offered in China

18.	Describe the business partners you plan to license and copyright your swimming programs to.

Response: revised

Description of Property, page 18

19.      Please disclose where your office space is located.

Response: disclosed

Financial Statements

Statement of Operations, page F-3

20.
Based on your disclosure in Item 15 it appears that all shares were issued in July 2011. As such, tell us why your weighted average number of shares outstanding is 1,598,333 for the period from September 14, 2011 to October 31, 2011.

Response:  July is incorrect, September is correct

Exhibit 23.1

21.
The consent of independent registered public accounting firm references an audit report dated November 8, 2011. However, the report of independent registered public accounting firm is dated January 23, 2012. Please file a revised consent.

Response: revised

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Corey Chiu
Lucy’s Water World, Inc.
February 9, 2012

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Inessa Kessman, Staff Accountant at (202) 551-3371, or Terry French, Accountant Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel Assistant Director

cc: Via E-mail
       Jay Smith